UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:

Name: Valued Advisers Trust

Address of Principal Business Office (No. & Street, City, State, Zip Code):

2960 N. Meridian St., Suite 300

Indianapolis, Indiana 46208

Telephone Number (including area code): (317) 917-7000

Name and address of agent for service of process:

John Swhear

c/o Unified Fund Services, Inc.

2960 N. Meridian St., Suite 300

Indianapolis, Indiana 46208

Copies to:

John H. Lively
Husch Blackwell Sanders LLP
4801 Main Street, Suite 1000
Kansas City, Missouri 64112

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES ☒ NO ☐

STLD01-1429496-1

          Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Indianapolis and the State of Indiana on the 16th day of June 2008.

Valued Advisers Trust

By: /s/ Anthony J. Ghoston
Anthony J. Ghoston, Initial Trustee

Attest: /s/ Carol J. Highsmith

Carol J. Highsmith

STLD01-1429496-1